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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

John D. Oil and Gas Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
477853105
(CUSIP Number)
Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.
1375 East 9th Street, 20th Fl.,
Cleveland, OH 44114,
(216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	477853105	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Richard M. Osborne Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		3,308,541

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,308,541

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,308,541

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

36.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00

CUSIP No.	477853105	Page	3	of	6

1	NAMES OF REPORTING PERSONS: Retirement Management Company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		257,429

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		257,429

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

257,429

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	477853105	Page	4	of	6

1	NAMES OF REPORTING PERSONS: Richard M. Osborne

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		4,174,078

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		257,429

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,023,078

WITH	10	SHARED DISPOSITIVE POWER:

		257,429

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,431,507

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	49.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 477853105
Introduction.
     This Amendment No. 6 to Schedule 13D is filed on behalf of the Richard M. Osborne Trust, an Ohio trust (the “Trust”), Retirement Management Company, an Ohio corporation (“Retirement Management”), and Richard M. Osborne relating to shares of common stock, par value $0.001 per share (the “Shares”), of John D. Oil and Gas Company, a Maryland corporation (the “Company”).
Item 3. Source and Amount of Funds or Other Consideration.
     The disclosure under Item 5(c) of this Amendment No. 6 to Schedule 13D is also responsive to Item 3 of this Schedule 13D and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
     (a) Based solely on information provided by the Company, there are currently 8,998,180 Shares outstanding. The Trust beneficially owns 3,308,541 Shares, or 36.8% of the outstanding Shares. Retirement Management beneficially owns 1,869,292 Class A limited partnership interests of LSS I Limited Partnership, a Delaware limited partnership (“LSS I”), that are presently convertible into 257,429 Shares, or 2.9% of the outstanding Shares. Mr. Osborne may be deemed to beneficially own 4,431,507 Shares, or 49.2% of the outstanding Shares, comprised of: (i) all Shares owned by the Trust; (ii) 5,188,528 Class A limited partnership interests of LSS I owned by him that are presently convertible into 714,537 Shares; (iii) 1,869,292 Class A limited partnership interests of LSS I owned by Retirement Management Company, of which Mr. Osborne is the sole stockholder, that are presently convertible into 257,429 Shares; and (iii) 151,000 Shares subject to a voting trust agreement. Mr. Osborne disclaims beneficial ownership of the Shares beneficially owned by Retirement Management and the Shares subject to the voting trust agreement.
     (b) Retirement Management has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by it. Mr. Osborne has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by the Trust and the Class A limited Partnership interests of LSS I owned by him that are convertible into 714,537 Shares. Mr. Osborne has shared power to vote, or to direct the voting of, and shared power to dispose, or direct the disposition of, the Class A limited partnership interests of LSS I owned by Retirement Management Company that are convertible into 257,429 Shares. Mr. Osborne has sole power to vote, or to direct the voting of, the Shares subject to the voting trust agreement. Mr. Osborne does not have power to dispose, or to direct the disposition of, the Shares subject to the voting trust agreement.
     (c) On June 30, 2006, the Company issued 1,102,355 Shares, at a price of $0.62 per share, to the Trust in satisfaction of the balance of $683,460.50 outstanding on the revolving demand note dated January 1, 2006, of the Company in favor of the Trust. None of the other reporting persons have effected any other transactions in the Shares since the filing of Amendment No. 5 to Schedule 13D.
Item 7.Material to be Filed as Exhibits
     Exhibit 7.1        Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2006

Richard M. Osborne Trust

/s/ Richard M. Osborne

By: Richard M. Osborne, Trustee

Retirement Management Company

/s/ Richard M. Osborne

By: Richard M. Osborne, President

/s/ Richard M. Osborne

Richard M. Osborne, Individually

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement